November 1, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Re:	Request for Acceleration of Effectiveness of Registration Statement on
Form F-3 (Registration Statement No. 333-227942)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KNOT Offshore Partners LP hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 4:30 p.m., Washington, D.C. time, on November 5, 2018 or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Catherine S. Gallagher at (202) 639-7725.

Very truly yours,

KNOT OFFSHORE PARTNERS LP

By:	/s/ John Costain
John Costain
Chief Executive Officer and Chief Financial Officer

cc: Catherine S. Gallagher, Baker Botts L.L.P.

KNOT Offshore Partners LP		KNOT Offshore Partners LP	Partnership Registered Office
2 Queen’s Cross		Centralpoint	Trust Company Complex
Aberdeen	Tel: +44 1224 618 420	45 Beech Street	Ajeltake Road
AB15 4YB	Fax: +44 1224 624 891	London	Akeltake Island
United Kingdom		EC2Y 8AD Tel: +44 0207 953 9738	Majuro MH96960
VAT No. 168 5975 46		United Kingdom